

January 24, 2024

Daniel Cerqueira
Partner, Cravath, Swaine & Moore LLP
Walt Disney Co
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

> **Re: Walt Disney Co**
> **Preliminary Proxy Statement filed January 16, 2024**
> **File No. 001-38842**

Dear Daniel Cerqueira:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

Cover Letter, page 1

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for your statement that Mr. Iger "...has proven again this year his ability to steer the Company toward shareholder value creation."

Background to the Solicitation, page 10

2. With a view toward revised disclosure, please tell us whether the November 24, 2023 letter from Trian addressed Trian's views on the company's business, performance and governance and the consideration you have given to including a description of the December 13, 2023 interaction between the company and Trian, as described in Trian's

preliminary proxy statement.

3.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for the following:

- "...that Mr. Peltz's partnership with Mr. Perlmutter, who owns the lion's share of the equity claimed by the Trian Group, and the complexity of Mr. Perlmutter's history with Disney and Mr. Iger and other senior executives, created significant concern regarding how that partnership would impact Mr. Peltz's agenda as a director."
- "...the Board's belief that Mr. Rasulo's close relationship with Mr. Perlmutter, coupled with Mr. Rasulo's having been passed over in the 2015 COO process despite Mr. Perlmutter's sponsorship of him as a CEO successor, would likely inhibit Mr. Rasulo's ability to work constructively with Mr. Iger and other executives at the Company with whom Mr. Perlmutter had clashed."

The Board of Directors, page 14

4.   Please revise the disclosure under the caption "Director Nominees" to include all of the information required by Item 5(b)(1)(ii) of Schedule 14A.

Executive Compensation - Compensation Tables, page 59

5.   Please confirm that you have disclosed the information required by Item 401 of Regulation S-K pursuant to Item 7(b) of Schedule 14A for each of the individuals listed on page 59.

Items to Be Voted On - Shareholders Proposals, page 99

6.   We note your disclosure on page 99 regarding the vote required to approve the shareholder proposals. It appears that your organizational documents on file state that amendments of the bylaws are approved by the board or by "the holders of a majority of the outstanding capital stock entitled to vote thereon." This appears to be different than your disclosure as it relates to the Trian Group Proposal. Please advise or revise.

Annex B - Supplemental Information Regarding Participants in the Solicitation, page B-2

7.   Please confirm that you have disclosed the information required by Item 5(b)(xii)(A) for all Officers and Employees included on page B-2 of Annex B.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions